Exhibit 99.38

Sandspring Appoints Technical Coordinator for the Toroparu Project

Toronto, Ontario, Canada — August 30, 2010 — Sandspring Resources Ltd. (TSXV: SSP) (the “Company” or “Sandspring”) is pleased to announce the appointment of Mr. Dennis Kerstiens as Technical Coordinator for the Toroparu Project.

Mr. Kerstiens has a degree in Metallurgical Engineering from the Colorado School of Mine and over thirty years experience as a senior manager in all phases of open pit mining. He has a solid background in the administration, engineering, production, and maintenance of both large and small open pit mining operations with Kennecott Corporation and other mining companies. Mr. Kerstiens also has extensive experience in Guyana having worked with the original founders of the Toroparu Project in Guyana in 2003 through 2005, directing the construction and operation of the initial 3,000 tpd mining operations of ETK Inc., the Guyana subsidiary of Sandspring.

Abraham Drost, President of Sandspring states: “the appointment of Dennis Kerstiens as Technical Coordinator speaks to the Company’s commitment to advance the Toroparu project through preliminary economic and feasibility testing. Dennis is an experienced engineer and brings specific expertise in improving profitability of existing operations as well as launching start-up projects into full capacity. His previous experience as General Manager of large established open pit mining operations fits well with the development potential of Sandspring’s NI 43-101 compliant Toroparu gold-copper mineral resource in the mining friendly jurisdiction of Guyana, South America.”

The Company is also pleased to report that it has entered into a non-exclusive investor relations agreement with Value Relations GmbH (“VR”) of Frankfurt, Germany (the “VR Agreement”). Pursuant to the VR Agreement, VR will provide investor relations services to the Company primarily in Germany, Austria and Switzerland.

As compensation for its services, VR will receive a monthly fee of C$2,500 and shall be issued stock options to acquire 50,000 common shares of the Company, exercisable at a price of $1.51 per share until 12 months from the date of grant and vesting as to ¼ on the date of grant, and ¼ on the date that is three, six and nine months from the date of grant.  The VR Agreement shall terminate on December 31, 2010 and may not be terminated by either party before such time.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J 1H2
Tel: (807) 252-7800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.